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SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. DC
210
SECTION

SEC FILE NUMBER
8-48706

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CHADBOURN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Riverside Avenue
(No. and Street)

Jacksonville (City) Florida (State) 32204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Murphy, Treasurer and Secretary (904) 354-3632
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald P. McGill, CPA
(Name - if individual, state last, first, middle name)

53 Darby Road (Address) Paoli (City) PA (State) 19301 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Daniel R. Murphy, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Chadbourn Securities, Inc. (Company) at December 31, 2006 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.



Daniel R. Murphy, Treasurer and Secretary

Sworn and subscribed to before me this 16th day of February, 2007.



BRUCE A. RICH
Notary Public, State of New York
No. 02RI3268625
Qualified in New York County
Commission Expires March 30, 2007


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
210
SECTION

CHADBOURN SECURITIES, INC.

(SEC I.D. No. 8-48706)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

CHADBOURN SECURITIES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

DONALD P. McGILL
Certified Public Accountant
53 Darby Road
Paoli, PA 19301
610-725-9290

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
Chadbourn Securities, Inc.

I have audited the accompanying balance sheet of Chadbourn Securities, Inc., as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chadbourn Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for the purpose of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Paoli, PA
February 13, 2007

CHADBOURN SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Cash	$	48,609
Commissions receivable		14,153
Note receivable		20,625
Clearing deposit		10,000
Fixed assets - net of $961 in accumulated depreciation		12,485
Other assets		6,560
Total Assets	$	112,432

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable & accrued expenses	$	27,066
Total Liabilities		27,066
Contingencies		-
Stockholder's Equity:		
Common stock - no par value;		
100,000 shares authorized;		
10,000 shares issued and outstanding; $1 stated value		10,000
Additional paid-in capital		162,296
Retained (deficit)		(86,930)
Total Stockholder's Equity		85,366
Total Liabilities and Stockholder's Equity	$	112,432

See accompanying notes.

CHADBOURN SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Gross commissions	$ 3,656,739
Consulting fees	112,062
Realized gains on securities	65,492
Total Revenues	3,834,293
Costs and Expenses:	
Commissions	3,674,380
Rents	73,604
Travel and entertainment	34,027
Administrative services	25,497
Legal and professional	22,475
Regulatory fees	14,911
Advertising and promotion	14,226
Telephone and utilities	13,407
Other operating costs	13,075
Office expenses and supplies	7,320
License and permits	4,025
Management fees	3,600
Postage and delivery	3,456
Depreciation	961
Total Costs and Expenses	3,904,964
Operating (loss)	(70,671)
Interest income	729
Net (loss)	$ (69,942)

See accompanying notes.

CHADBOURN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:		
Net (loss)	$	(69,942)
Adjustments to Reconcile Net (Loss) to Net Cash Provided By Operating Activities:		
Depreciation		961
(Increase) in commissions receivable		(9,353)
(Increase) in note receivable		(20,625)
(Increase) in clearing deposit		(10,000)
(Increase) in other assets		(6,560)
Increase in accounts payable and accrued expenses		23,566
Net Cash (Used) By Operating Activities		(91,953)
Cash Flows From Investing Activities:		
Purchase of fixed assets		(10,301)
Net Cash Used By Investing Activities		(10,301)
Cash Flows From Financing Activities		
Contributions of Capital		143,000
Net Cash Provided By Financing Activities		143,000
Net Increase In Cash		40,746
Cash, Beginning of Year		7,863
Cash, End of Year	$	48,609

See accompanying notes.

CHADBOURN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained (deficit)	Total Stockholder's Equity
Balances, January 1, 2006	10,000	$10,000	$ 19,296	$ (16,988)	$ 12,308
Shareholder contributions	-	-	143,000	-	143,000
Net (loss) for the year	-	-	-	(69,942)	(69,942)
Balances, December 31, 2006	10,000	$10,000	$ 162,296	$ (86,930)	$ 85,366

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Chadbourn Securities, Inc. (Company) is registered in the state of Florida. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corp. (SIPC). The Company is a general securities dealer that has predominantly done private placements.

The Company is a wholly-owned subsidiary of Palmetto Court, LLC (Parent).

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The financial statements are presented in accordance with U.S. generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2006, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgement and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Gross Commissions And Commission Expense
Commissions are earned on private placements that the Company does principally through its California based registered representative. The agreement with this individual is that he operates his own office where he originates and places deals. He pays all expenses related to the deals and, as an independent contractor, receives 95% of the gross commissions as compensation. The Company records its commission income and the related commission expense on all deals as they are earned.

The Company also may and has received warrants to purchase common stock of the companies that private placements have been done for. These warrants are generally exercisable at the offering price of the private placements. During the year ended December 31, 2006, the company received approximately 2.2 million warrants of which approximately 2.1 million warrants were paid to the Company's California registered representative and approximately 120,000 warrants were kept by the Company. The Company has not recorded a value for the warrants received. None of the warrants were considered to have any but nominal value because of exercise requirements and restrictions on the sale of the underlying shares after exercise. In addition, many of the shares that will be received upon exercise may have low and thin trading volume associated with each company's stock.

3. NOTE RECEIVABLE

On July 31, 2006, the Company advanced $20,000 to an individual with the expectation that the individual will join the Company's effort to build and expand its sales force. The note is payable in 3 installments of approximately $6,667 on July 31, 2007 and each year thereafter with interest at 12% per year. At December 31, 2006, the Company accrued $625 of interest income and has added that amount to the note balance.

4. CLEARING DEPOSIT

During 2006, the Company deposited $10,000 to its clearing deposit account in anticipation of beginning its general securities business. All of its general securities business is conducted through and its customer accounts are maintained on a fully disclosed basis through its clearing agent.

5. FIXED ASSETS

The Company has office furniture and equipment that it depreciates over a period of 7 years (on the straight line method), deducting a half year in the year of acquisition and a half year in the year of disposition. In 2006, the Company recorded depreciation expense of $961.

6. INCOME TAXES

The Company files a separate tax return. The Company has not accrued any income taxes because of its current year's loss. The Company has not recorded any tax benefits from its loss carryforwards as those benefits have been completely offset by a valuation allowance reflecting the uncertainty of their realization.

7. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $31,543, which was in excess of its required net capital of $5,000.

8. RELATED PARTY TRANSACTION

The Company entered into an expense agreement with the Parent whereby the Parent would incur and pay on behalf of the Company some or all of the overhead and administrative expenses. In 2006, there were no un-reimbursed overhead and administrative expenses.

CHADBOURN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL:		
Total stockholder's equity	$	85,366
Non-allowable assets and deductions:		
Commissions receivable		14,153
Notes Receivable		20,625
Fixed assets		12,485
Other assets		6,560
Total non-allowable assets and deductions		(53,823)
Net capital before haircuts on securities positions		85,366
Haircuts on securities positions		-
Net Capital	$	85,366
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition		
Total aggregate indebtedness	$	27,066
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	80,366
Excess net capital at 1,000%	$	82,659
Percentage of aggregate indebtedness to net capital		32%

The above computation does differ materially from the December 31, 2006 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA. The difference of $26,365 is due pricipally to additional accounts payable and accrued expense at December 31, 2006.

DONALD P. McGILL
Certified Public Accountant
53 Darby Road
Paoli, PA 19301
610-725-9290

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Chadbourn Securities, Inc.

In planning and performing my audit of the financial statements and supplementary information of Chadbourn Securities, Inc. (the "Company") for the year ended December 31, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures are adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Paoli, PA
February 13, 2007

END